UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

GAMCO Investors, Inc.

(Name of Issuer)

Class A Common Stock, $.001 par value

(Title of Class of Securities)

361438104

(CUSIP Number)

Laurie Smiley, Esq.
Matthew S. Topham, Esq.	Arian Colachis, Esq.
K&L Gates LLP	Cascade Investment, L.L.C.
925 Fourth Avenue, Suite 2900	2365 Carillon Point
Seattle, Washington 98104	Kirkland, WA 98033
(206) 623-7580	(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361438104

1.	Names of Reporting Persons Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,702,703*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,702,703*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,702,703*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.9%

14.	Type of Reporting Person (See Instructions) OO

*All Class A Common Stock (“Common Stock”) held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Common Stock held by Cascade.  Mr. Larson disclaims any beneficial ownership of the Common Stock beneficially owned by Cascade and Mr. Gates.

CUSIP No. 361438104

1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,702,703*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,702,703*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,702,703*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.9%

14.	Type of Reporting Person (See Instructions) IN

*All Class A Common Stock (“Common Stock”) held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Common Stock held by Cascade.  Mr. Larson disclaims any beneficial ownership of the Common Stock beneficially owned by Cascade and Mr. Gates.

EXPLANATORY STATEMENT

This Amendment No. 7 to Schedule 13D (“Amendment”) is being filed jointly by Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (“Gates” and collectively with Cascade, the “Reporting Persons”) to amend and supplement the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on August 23, 2001, as amended on February 14, 2005, February 15, 2006, March 27, 2006, July 6, 2006, April 25, 2007 and February 14, 2008.

Item 1.	Security and Issuer

This statement relates to the Class A Common Stock, $.001 par value (the “Common Stock”) of GAMCO Investors, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at One Corporate Center, Rye, New York 10580.

Item 2.	Identity and Background
(a) This statement is being filed jointly by Cascade and Mr. Gates.

(b)-(c) Cascade is a limited liability company organized under the laws of the State of Washington. Cascade is a private investment entity that seeks appreciation of its assets for the benefit of its owner.  The address of Cascade’s principal place of business and principal office is 2365 Carillon Point, Kirkland, Washington 98033.

Mr. Gates, a natural person, is the Chairman of the Board of Microsoft Corporation.  Mr. Gates is the sole member of Cascade.  The address of his principal office and principal place of business is One Microsoft Way, Redmond, Washington 98052.

The executive officers and persons controlling Cascade are set forth on Exhibit 99.1, which is attached hereto and incorporated herein by reference.  Exhibit 99.1 sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

(d)-(e)    During the last five years, neither the Reporting Persons nor any person named in Exhibit 99.1 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Mr. Gates is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration

As described in Item 6, on October 2, 2008, Cascade purchased a convertible promissory note due 2018 from the Issuer in the principal amount of $60,000,000. The source of Cascade’s payment of the purchase price was its working capital.  Cascade did not use any borrowed funds to purchase the convertible promissory note.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Notes (as defined in Item 6) for investment purposes only.  The Reporting Persons will continue to evaluate their ownership and voting position in the Issuer and may consider the following future courses of action, among others:  (i) converting the Notes into shares of Common Stock; (ii) continuing to hold  the Notes or Common Stock for investment; (iii) disposing of all or a portion of the Notes or Common Stock in open market sales or in privately-negotiated transactions, as applicable; (iv) acquiring additional shares of Common Stock in the open market or in privately-negotiated transactions; or (v) entering into short sales or other hedging transactions with respect to the Common Stock.  The Reporting Persons have not as yet determined which, if any, of the courses of action specified in this paragraph they may ultimately take.  The Reporting Persons’ future actions with regard to this investment are dependent on their evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Issuer’s Common Stock, the Issuer’s prospects and Cascade’s portfolio.

Except as set forth in this Amendment, none of the Reporting Persons has any present intent or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.	Interest in Securities of the Issuer
(a) See items 11 and 13 of the cover pages to this Amendment for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons.
According to the Issuer, as of October 2, 2008, there were 7,395,483 shares of Common Stock issued and outstanding.

As of the filing date of this Amendment, Cascade beneficially owns an aggregate of 1,702,703 shares of Common Stock (which includes the shares of Common Stock held directly and issuable upon conversion of the Notes), representing approximately 18.9 % of the shares of Common Stock currently issued and outstanding, including the shares of Common Stock issuable upon conversion of the Notes.

All shares held by Cascade may be deemed to be beneficially owned by Mr. Gates as the sole member of Cascade.  Therefore, as of the filing date of this Amendment, Mr. Gates may be deemed to beneficially own 1,702,703 shares of Common Stock, which represents approximately 18.9% of the shares of Common Stock currently issued and outstanding, including the shares of Common Stock issuable upon conversion of the Notes.

(b)    See items 7 through 10 of the cover pages to this Amendment for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

As of the filing date of this Amendment, if Cascade converted the Notes, Cascade (and Mr. Gates, as the sole member of Cascade) would have sole power to vote or direct the vote and dispose or direct the disposition of 1,702,703 shares of Common Stock.

All shares beneficially owned by Cascade may be deemed to be beneficially owned by Mr. Gates as the sole member of Cascade.  Therefore, as of the filing date of this Amendment, if Cascade converted the Notes, Mr. Gates would have sole power to vote or direct the vote and dispose or direct the disposition of 1,702,703 shares of Common Stock.

(c)    Except as set forth in this Amendment, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Exhibit 99.1, (i) beneficially owns any shares of Common Stock, or (ii) have effected any transaction in Common Stock during the past 60 days.

(d)    Except as set forth in this Amendment, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Amendment.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in this Item 6 and previously set forth in the Reporting Person’s Schedule 13D and all amendments thereto, none of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Issuer.

On October 2, 2008, pursuant to a Note Purchase Agreement (the “Note Purchase Agreement”) by and among Cascade, the Issuer, Mario J. Gabelli (“Gabelli”) and GGCP, Inc., Cascade purchased $60,000,000 principal amount of a convertible promissory note due 2018 (“2018 Note”).  The Note Purchase Agreement includes customary representations, warranties and covenants.  The 2018 Note bears interest at a rate of 6.5% per annum and is convertible into shares of Common Stock at an initial conversion price of $70 per share, subject to customary anti-dilution adjustments.

The Issuer may not prepay or call the 2018 Note any time before October 2, 2013.  The Issuer may force conversion of all or part of the unpaid principal amount of the 2018 Note (a “Forced Conversion”) if the Common Stock trades above certain prices during any 20 consecutive trading day period in the six month period commencing on the Exercise Date (as defined below) or any subsequent six month period commencing on any six month anniversary of the Exercise Date.  The “Exercise Date” will be October 2, 2009 unless Cascade exercises its option to extend it to October 2, 2010.  The amount of the unpaid principal amount of the 2018 Note subject to Forced Conversion, if any, depends upon: (i) the trading price of the Common Stock reaching certain price thresholds (beginning at 125% of the conversion price) during periods of 20 consecutive trading days, (ii) the principal amount of the 2018 Note previously converted by Cascade and (iii) the principal amount of the 2018 Note previously subject to Forced Conversion by the Issuer.  In the event of a Forced Conversion, Cascade has the option to cause the Issuer to purchase up to 50% of the shares of Common Stock issued as a result of the Forced Conversion.  At any time on or after October 2, 2013, the Issuer can call the 2018 Note at the price set forth in the 2018 Note.

Cascade has the right to put all or a portion of the 2018 Note to the Issuer on the Exercise Date.  In addition, if at any time a Change of Control (as defined in the 2018 Note) occurs with respect to the Issuer, or Gabelli ceases to provide the predominant executive leadership to the Issuer and its subsidiaries, taken as a whole, Cascade has the right to put all or a portion of the 2018 Note to the Issuer.  Furthermore, if a Fundamental Change (as defined in the 2018 Note) occurs before October 2, 2013, Cascade has the right to require the Issuer to repurchase the 2018 Note. If any of the put options described above are exercised, or any Event of Default (as defined in the 2018 Note) occurs, on or prior to the Exercise Date and the Issuer fails to perform any of its payment obligations under the 2018 Note in respect thereof, Cascade will be entitled to receive the unpaid amounts from an escrow account with JPMorgan Chase Bank pursuant to an Escrow Agreement, dated October 2, 2008, by and among the Issuer, Cascade and JPMorgan Chase Bank, National Association (the “Escrow Agreement”).

Cascade is also the holder of several convertible promissory notes due August 14, 2011 (“2011 Notes” and together with the 2018 Note, the “Notes”) which collectively have an aggregate principal amount of $40 million.  The Issuer granted Cascade certain demand registration rights and piggyback registration rights with respect to the shares of Common Stock issuable upon conversion of the 2011 Notes, pursuant to a Registration Rights Agreement, dated as of August 14, 2001, between the Issuer and Cascade (the “Registration Rights Agreement”).  On October 2, 2008, in connection with the issuance and sale of the 2018 Note, the Issuer entered into a First Amendment to the Registration Rights Agreement (the “First Amendment to Registration Rights Agreement”), granting Cascade similar rights with respect to the shares of Common Stock issuable upon conversion of the 2018 Note.

The descriptions of the Note Purchase Agreement, 2018 Note, Registration Rights Agreement, First Amendment to Registration Rights Agreement and Escrow Agreement throughout this Amendment are qualified by reference to such Note Purchase Agreement, 2018 Note, Registration Rights Agreement, First Amendment to Registration Rights Agreement and Escrow Agreement copies of which are filed as Exhibits 99.4, 99.11, 99.12, 99.13 and 99.14 hereto and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
99.1

List of each executive officer, director or person controlling Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit A of Cascade Investment, L.L.C’s Amendment No. 3 to Schedule 13D, filed with the SEC on March 27, 2006)

99.4

Registration Rights Agreement dated August 14, 2001, between GAMCO Investors, Inc. and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 99.4 of Cascade Investment, L.L.C.’s Schedule 13D, filed with the SEC on August 23, 2001)

99.11

Note Purchase Agreement, dated as of October 2, 2008, by and among Cascade Investment, L.L.C., GAMCO Investors, Inc., Mario J. Gabelli, and GGCP, Inc. (incorporated herein by reference to Exhibit 10.1 of GAMCO Investors, Inc.’s Form 8K, filed with the SEC on October 3, 2008)

99.12

Convertible Promissory Note dated October 2, 2008, issued by GAMCO Investors, Inc. to Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 4.1 of GAMCO Investors, Inc.’s Form 8K, filed with the SEC on October 3, 2008)

99.13

First Amendment to Registration Rights Agreement dated October 2, 2008 between GAMCO Investors, Inc. and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 10.2 of GAMCO Investors, Inc.’s Form 8K, filed with the SEC on October 3, 2008)

99.14

Escrow Agreement dated October 2, 2008 between GAMCO Investors, Inc., and Cascade Investment, L.L.C. and JPMorgan Chase Bank, National Association (incorporated herein by reference to Exhibit 10.3 of GAMCO Investors, Inc.’s Form 8K, filed with the SEC on October 3, 2008)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2008

CASCADE INVESTMENT, L.L.C.(1)

	By:	/s/ Michael Larson
	Name:	Michael Larson
	Title:	Business Manager

WILLIAM H. GATES III(1)

	By:	/s/ Michael Larson
	Name:	Michael Larson(2)
	Title:	Attorney-in-fact

(1)  This amendment is being filed jointly by Cascade Investment, L.L.C. and William H. Gates III pursuant to the Joint Filing Agreement dated March 27, 2006 and included with the signature page to Amendment No. 3 to Schedule 13D with respect to GAMCO Investors, Inc. filed on March 27, 2006, SEC File No. 005-56355, and incorporated by reference herein.

(2)  Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 3, 2006, by and on behalf of William H. Gates III, filed as Exhibit 99.1 to Cascade Investment, L.L.C.’s Amendment No. 2 to Schedule 13G with respect to Arch Capital Group Ltd. on March 7, 2006, SEC File No. 005-45257, and incorporated by reference herein.